

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Jeffrey Pyatt
Chief Executive Officer
Broadmark Realty Capital Inc.
1420 Fifth Avenue, Suite 2000
Seattle, WA 98101

Re: Broadmark Realty Capital Inc.
Registration Statement on Form S-3
Filed December 2, 2020
File No. 333-251075

Dear Mr. Pyatt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more subsidiary guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X, unless an appropriate exemption applies. Please revise your prospectus to include either the financial statements of your subsidiary guarantors or the footnote presenting condensed consolidating financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X, or advise.

2. We note your statement that "BRMK Lending, LLC may offer … debt securities, and Broadmark Realty Capital Inc. … may guarantee … any such debt securities." (emphasis

added). Please revise your Form S-3 to clarify that BRMK Lending can only issue debt securities on the Form S-3 if Broadmark Realty Capital guarantees the debt securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Eliot W. Robertson, Esq.